EXHIBIT 99.1

For Immediate Release 21-54-TR	Date:	November 22, 2021

Teck Donates $750,000 towards new Paul Myers Tower at Lions Gate Hospital

Installation of Antimicrobial Copper Surfaces to Help Protect Patient Health

North Vancouver, B.C. — Lions Gate Hospital Foundation and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Teck has made a $750,000 donation towards the development of the new Paul Myers Tower at Vancouver Coastal Health’s Lions Gate Hospital. This contribution, funded by Teck through its Copper & Health program, will include the installation of antimicrobial copper surfaces and equipment throughout the new high-tech acute-care facility. Copper has unique antimicrobial properties and is proven to continuously eliminate up to 99.9% of harmful bacteria and is an added measure that will help protect the health of patients, health workers and all those who visit the new facility.

The new six-storey medical centre will have 108 patient beds, eight new operating rooms, a pre- and post- operative unit and a medical device reprocessing unit. The development of the Paul Myers Tower will result in significant patient benefits, including reduced wait times for surgeries, optimized surgical outcomes and faster recovery times. The facility will be outfitted with antimicrobial copper surfaces, including door handles, light switches, IV poles, bed rails, door handles, countertops and other high-touch surfaces.

To highlight the use of antimicrobial copper and educate patients, health care workers and visitors, Teck and Lions Gate Hospital Foundation have installed an augmented reality experience in the main atrium of the North Shore Hospital. The interactive installation will showcase the innovative use of antimicrobial copper surfaces in a typical hospital room and engage participants with key facts and benefits.

The Teck donation builds on the existing usage of antimicrobial copper at Lions Gate Hospital, which includes the installation of antimicrobial copper surfaces throughout the hospital’s Emergency Department and in the High Acuity Unit, which is currently under construction.

This donation is the latest in a series of contributions from Teck to make hospitals even safer across B.C., which includes St. Paul’s Hospital, Vancouver General Hospital and Kootenay Boundary Regional Hospital. Research has shown that every year approximately 200,000 patients in Canada contract infections in a health-care setting and copper’s antimicrobial properties are a proven tool to help minimize this risk.

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Quotes:

Don Lindsay, President and CEO, Teck –

“Teck is proud to partner with Lions Gate Hospital to support better health outcomes for British Columbians through our Copper & Health program. The installation of antimicrobial copper surfaces in the new Paul Myers Tower acute care facility will provide an additional layer of protection for patients, health care workers, visitors and the public at Lions Gate Hospital for years to come.”

Judy Savage, President & CEO of Lions Gate Hospital Foundation
“Teck’s forward-thinking donation toward our historical $100 million campaign will support our efforts to ensure that the new Paul Myers Tower will be a state-of-the-art high-tech health care facility in British Columbia when it opens in 2024.”

Dr. Penny Ballem, Board Chair of Vancouver Coastal Health

“We are grateful for partners like Teck whose support allows us to continue pushing boundaries and going above and beyond to find the newest innovations in infection prevention and control to ensure the health and safety of our patients.”

Click here for video and photos of the donation announcement including the unveiling of the AR experience.

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Lions Gate Hospital Foundation

Established in 1987, Lions Gate Hospital Foundation is the fundraising arm of the hospital. In the past eight years, the Foundation has raised more than $224 million to support the purchase of new medical equipment, facility upgrades, staff education and research. Successful projects include raising $104 million to build the new high-tech Paul Myers Tower; $10 million to fund a new high acuity unit which will open early in 2022 and the opening of The HOpe Centre, the $26.5 million facility that has transformed the provision of youth and adult mental health services on the North Shore.

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About Vancouver Coastal Health

Vancouver Coastal Health (VCH) is responsible for the delivery of $4.1 billion in community, hospital and long-term care to more than one million people in communities including Richmond, Vancouver, the North Shore, Sunshine Coast, Sea to Sky corridor, Powell River, Bella Bella and Bella Coola. VCH also provides specialized care and services for people throughout B.C.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Lions Gate Hospital Foundation Media Contact

Yolanda Brooks

604.984.3791

Yolanda.brooks@vch.ca

Vancouver Coastal Health Media Contact

April Penney

604.290.7482

april.penney@vch.ca

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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